FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

June 29, 2007

Commission File Number	001-31335
.

AU Optronics Corp.
(Translation of registrant’s name into English)

No. 1 Li-Hsin Road 2
Hsinchu Science Park
Hsinchu, Taiwan
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
Not applicable

INDEX TO EXHIBITS

Item:

1.	AUO Board of Directors Appointed Vice Chairman Mr. H.B. Chen as CEO, Dr. L.J. Chen as President & COO

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AU Optronics Corp.
Date: June 29, 2007	By:	/s/ Max Cheng
		Name:	Max Cheng
		Title:	Chief Financial Officer

Item 1

News Release

AUO Board of Directors Appointed Vice Chairman Mr. H.B. Chen as CEO, Dr. L.J. Chen as President & COO

Issued by: AU Optronics Corp.
Issued on: June 29, 2007

Hsinchu, Taiwan, June 29, 2007 –

AU Optronics Corp. ("AUO") (TAIEX: 2409; NYSE: AUO) today held its Board meeting, at which the Board appointed Vice Chairman Mr. H.B. (Hsuan-Bin) Chen as Chief Executive Officer and Dr. L.J. (Lai-Juh) Chen as President & Chief Operation Officer, effective September 1, 2007. It also announced that Dr. Hui Hsiung, currently Executive VP of AUO, will resign effective September 1, 2007 to be the President of Qisda Corporation*, while continuing as a member of AUO’s Board of Directors.

Mr. K.Y. Lee has been re-elected as Chairman of the Company since the Board meeting on June 13, 2007.  Mr. Lee is in a continuing effort to create a world-class company to the ultimate benefit of shareholders, through supervising the management team and enhancing AUO’s corporate governance. Under Chairman Mr. Lee’s leadership, AUO has been proceeding talent cultivation, significant organizational transformation and restructuring in a planned way, so as to meet the ever-changing market needs. In addition, AUO has experienced two mergers over the past six years, which expedited its professional managers to have extraordinary and intensive leadership training. The new management team will undertake the operation and continue to define the company’s new landscape for next move. The Board of Directors today unanimously approved all the above resolutions in the meeting.

Mr. H.B. Chen is currently the President and COO of AUO, and was elected Vice-Chairman by the Board of Directors on June 13, 2007. After becoming the CEO of AUO, Mr. Chen will be responsible for the company’s mid- to long-term strategic planning and execution as well as customer and business partner relations. In addition, Mr. Chen will lead the management team and report to the Board of Directors directly.

Dr. L.J. Chen, 44, currently serves as Sr. VP & GM of Global Manufacturing of AUO. After becoming the President and COO of AUO, he will be responsible for the company's corporate strategies and overall business operation. Dr. Chen joined Acer Display Technology, Inc., (a predecessor of AUO, established in 1996) in 1999 and served as Director of Acer Display's Fab 1. After AUO was formed in a merger in 2001, he became Associate VP, heading LCD Fabs at AUO's Hsinchu site. In early 2003, he was in charge of Desktop Display Business Unit. Over his career span, Dr. Chen invented approximately 30 patents in Taiwan and 40 patents in the U.S.  As part of his previous roles, Dr. Chen served in a variety of areas such as R&D, manufacturing, sales

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and marketing, which consistently demonstrated his leadership, acute judgment and business acumen to be President, and he has developed extraordinary expertise in leading AUO.

Dr. LJ Chen holds a doctoral degree in Chemical Engineering from National Tsing-Hua University in Taiwan and an Executive MBA degree in International Management at Thunderbird School of Global Management in Arizona, U.S.A.

* BenQ Corporation is scheduled to change its name to Qisda Corporation on September 1, 2007.

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ABOUT AU OPTRONICS

AU Optronics Corp. (“AUO”) is one of the top three largest manufacturers* of large-size thin film transistor liquid crystal display panels (“TFT-LCD”), with approximately 20.1%* of global market share with revenues of NT$293.1billion (US$9.0bn)* in 2006.  TFT-LCD technology is currently the most widely used flat panel display technology.  Targeted for 40”+ sized LCD TV panels, AUO’s new generation (7.5-generation) fabrication facility production started mass production in the fourth quarter of 2006.  The Company currently operates one 7.5-generation, two 6th-generation, four 5th-generation, one 4th-generation, and four 3.5-generation TFT- LCD fabs, in addition to eight module assembly facilities and the AUO Technology Center specializes in new technology platform and new product development.  AUO is one of few top-tier TFT-LCD manufacturers capable of offering a wide range of small- to large- size (1.5”-65”) TFT-LCD panels, which enables it to offer a broad and diversified product portfolio.

* DisplaySearch 1Q2007 WW Large-Area TFT-LCD Shipment Report dated May 5, 2007.  This data is used as reference only and AUO does not make any endorsement or representation in connection therewith. 2006 year end revenue converted by an exchange rate of NTD32.59:USD1.

Safe Harbour Notice

AU Optronics Corp. (“AUO” or the “Company”) (TAIEX: 2409; NYSE: AUO), the world’s third largest manufacturer of large-size TFT-LCD panels, today announced the above news.  Except for statements in respect of historical matters, the statements contained in this Release are “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. These forward-looking statements were based on our management's expectations, projections and beliefs at the time regarding matters including, among other things, future revenues and costs, financial performance, technology changes, capacity, utilization rates, yields, process and geographical diversification, future expansion plans and business strategy. Such forward looking statements are subject to a number of known and unknown risks and uncertainties that can cause actual results to differ materially from those expressed or implied by such statements, including risks related to the flat panel display industry, the TFT-LCD market, acceptance and demand for our products, technological and development risks, competitive factors, and other risks described in the section entitled

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"Risk Factors" in our Form 20-F filed with the United States Securities and Exchange Commission on June 1st, 2006.

FOR MORE INFORMATION

For more information, please contact:
Rose Lee	Yawen Hsiao
Corporate Communications Dept	Corporate Communications Dept.
AU Optronics Corp	AU Optronics Corp.
Tel: +886-3-5008899 ext 3204	+886-3-5008899 ext 3211
Fax: +886-3-5772730	+886-3-5772730
Email: rose.lee@auo.com	yawen.hsiao@auo.com